December 7, 2020

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:	Flotek Industries, Inc. Registration Statement on Form S-3 Filed December 1, 2020 File No. 333-251043

Ladies and Gentlemen:

On behalf of Flotek Industries, Inc., a Delaware corporation (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 (the “Registration Statement”), be accelerated so that the same will become effective at 4:00 p.m., Washington, D.C. time, on Wednesday, December 9, 2020, or as soon as practicable thereafter.

Please notify Brandon Byrne of Norton Rose Fulbright US LLP, counsel to the Company, at (214) 855-7437, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Flotek Industries, Inc.
By:	/s/ Nicholas J. Bigney
Name:	Nicholas J. Bigney
Title:	Senior Vice President, General Counsel & Corporate Secretary